UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

CHENIERE ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

16411Q101

(CUSIP Number)

Zach Davis

Senior Vice President and Chief Financial Officer

Cheniere Energy Partners GP, LLC

700 Milam Street, Suite 1900

Houston, Texas 77002

713-375-5000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 17, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16411Q101	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Cheniere Energy Partners LP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 239,872,500 Common Units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 239,872,500 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 239,872,500 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.56% (1)
14	TYPE OF REPORTING PERSON OO

(1)

This percentage is based on a total of 484,016,623 Common Units outstanding, which amount includes (i) 348,632,792 Common Units outstanding as of July 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on August 6, 2020 and (ii) 135,383,831 Common Units issued upon conversion of the Subordinated Units on the Conversion Date.

CUSIP No. 16411Q101	SCHEDULE 13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Cheniere Energy, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 239,872,500 Common Units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 239,872,500 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 239,872,500 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.56% (1)
14	TYPE OF REPORTING PERSON CO

(1)

This percentage is based on a total of 484,016,623 Common Units outstanding, which amount includes (i) 348,632,792 Common Units outstanding as of July 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on August 6, 2020 and (ii) 135,383,831 Common Units issued upon conversion of the Subordinated Units on the Conversion Date.

CUSIP No. 16411Q101	SCHEDULE 13D	Page 4 of 6 Pages

Explanatory Note

This Amendment No. 12 to Schedule 13D amends and supplements the information set forth in Amendment No. 11 to Schedule 13D filed by Cheniere Energy Partners LP Holdings, LLC and Cheniere Energy, Inc. with the United States Securities and Exchange Commission on July 31, 2020, which amended and supplemented Amendment No. 8 to Schedule 13D filed on May 16, 2016, which amended and restated in its entirety the Schedule 13D filed on February 14, 2008, as amended by Amendment No. 9 to Schedule 13D filed on August 12, 2016, and as amended by Amendment No. 10 to Schedule 13D filed on August 8, 2017 (the “Schedule 13D”).

Except as set forth herein, this Amendment No. 12 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	IDENTITY AND BACKGROUND

Item 2(c), (d), and (e) is hereby amended and supplemented as follows:

(c) Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Exhibit 99.4, attached hereto, which is incorporated herein by reference.

(d)-(e) None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, their respective executive officers or directors listed on Exhibit 99.4 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

On August 17, 2020 (the “Conversion Date”), upon satisfaction of certain financial conditions for the conversion of the Subordinated Units set forth in the Issuer’s Fourth Amended and Restated Agreement of Limited Partnership (the “Agreement”), all of the 135,383,831 outstanding Subordinated Units converted into Common Units on a one-for-one basis, pursuant to the terms of the Agreement, for no additional consideration. Upon the conversion of all of the Subordinated Units to Common Units, the Subordination Period (as defined in the Agreement) automatically terminated.

CQP Holdings was the holder of all 135,383,831 outstanding Subordinated Units. As a result of the foregoing, on August 17, 2020, all of the 135,383,831 Subordinated Units held by CQP Holdings were converted into 135,383,831 Common Units.

CUSIP No. 16411Q101	SCHEDULE 13D	Page 5 of 6 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a), (b), and (c) is hereby amended and restated as follows:

(a) CQP Holdings is the record and beneficial owner of 239,872,500 Common Units, which represents approximately 49.56% of the outstanding Common Units.

Cheniere Energy does not directly own any Common Units of the Issuer. By virtue of its ownership of 100% of the outstanding common shares of CQP Holdings, Cheniere Energy may be deemed to possess indirect beneficial ownership of the Common Units, beneficially owned by CQP Holdings.

Except as indicated in this Item 5 or as set forth in Exhibit 99.4, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Exhibit 99.4 to the Schedule 13D owns beneficially, or has any right to acquire, directly or indirectly, any Common Units.

(b) CQP Holdings has the shared power to vote or direct the vote of the 239,872,500 Common Units directly held by it. CQP Holdings’ voting power is shared with Cheniere Energy.

CQP Holdings also has the shared power to dispose of or cause the disposition of the Common Units directly held by it. CQP Holdings’ dispositive power is shared with Cheniere Energy.

(c) Except as otherwise described herein, the Reporting Persons have not entered into any transactions in the Issuer’s securities effected within the 60 days preceding this filing.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented as follows:

Exhibit 99.4	Additional Information Regarding the General Partners, Executive Officers, Managers and Board of Directors of the Reporting Persons

CUSIP No. 16411Q101	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CHENIERE ENERGY PARTNERS LP HOLDINGS, LLC

By:	/s/ Zach Davis
Zach Davis
Title: President and Chief Financial Officer, Manager

CHENIERE ENERGY, INC.

By:	/s/ Zach Davis
Zach Davis
Title: Senior Vice President and Chief Financial Officer

Date: August 19, 2020